UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 20, 2022

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

GSK plc
File No. 005-93722 - CTR#3102

GSK plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit (99)(8) to a Schedule 13D filed on July 27, 2022.

Based on representations by GSK plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit (99)(8)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance